SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Quarterly Financial Information as of June 30, 2006
(with independent auditors’ review report thereon)

(A translation of the original Report in Portuguese
containing Quarterly Financial Information prepared in accordance with Accounting Practices Adopted in Brazil)

Net Serviços de Comunicação S.A.
A publicly traded company

Independent auditors' review report

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.
São Paulo - SP

1. We have conducted a special review of the quarterly financial information (ITR) of Net Serviços de Comunicação S.A. (the company) and the consolidated ITR of the company and its subsidiaries as of and for the quarter ended June 30, 2006, comprising the balance sheet, the statement of income, management’s report, and the relevant information, prepared in compliance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific rules set by the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Council of Accounting, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational area of the Company and its subsidiaries as to the main criteria used in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any relevant modification that ought to be made to the above mentioned quarterly information in order for it to comply with accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of quarterly financial information .

July 20, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

Balance sheets
As of June 30, 2006 and March 31, 2006
(In thousands of Reais)

		Parent Company		Consolidated
Account	Description	06/30/2006	03/31/2006	06/30/2006	03/31/2006
1	Total Assets	1,668,759	1,658,727	2,291,672	2,318,465
1.01	Current Assets	171,235	125,942	577,994	648,166
1.01.01	Cash and Cash equivalents	43,093	10,164	297,109	281,195
1.01.01.01	Cash	338	1,109	11,925	64,429
1.01.01.02	Investments and securities	42,755	9,055	285,184	216,766
1.01.02	Receivables	0	0	77,614	73,048
1.01.02.01	Subscriber Accounts Receivable	0	0	211,473	202,390
1.01.02.02	Provision for Doubtful Accounts Receivable	0	0	(25,059)	(29,213)
1.01.02.03	Related Parties Accounts Receivable	0	0	0	0
1.01.02.04	Deferred Income	0	0	(108,800)	(100,129)
1.01.03	Inventories	0	0	39,672	37,776
1.01.04	Other	128,142	115,778	163,599	256,147
1.01.04.01	Deferred Taxes	0	0	107,376	107,139
1.01.04.02	Taxes Recoverable	1,683	1,849	24,046	14,614
1.01.04.03	Other Current Assets	2,549	3,388	9,296	16,736
1.01.04.04	Related Parties	102,996	90,183	2,649	0
1.01.04.05	Programming Receivables from subsidiaries	14,535	14,453	0	0
1.01.04.06	Accounts Receivables - Sale of Investments	0	0	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	4,134	3,949	0	0
1.01.04.08	Short Term Investments	0	0	0	101,637
1.01.04.09	Restricted Bank Deposits	0	0	0	0
1.01.04.10	Prepaid Expenses	2,245	1,956	20,232	16,021
1.02	Non Current Assets	80,251	89,921	614,840	646,776
1.02.01	Sundry Credits	15,511	16,147	135,689	134,999
1.02.01.01	Judicial Deposits	11,981	11,982	131,032	129,680
1.02.01.02	Prepaid Expenses	3,530	4,165	4,657	5,319
1.02.02	Related Parties	30,787	39,717	53	0
1.02.02.01	Related Parties - Associated Companies	0	0	0	0
1.02.02.02	Related Parties – Subsidiaries	30,787	39,714	53	0
1.02.02.02.01	Related Parties – Subsidiaries	30,787	39,714	53	0
1.02.02.02.02	Programming Receivable from Subsidiaries	0	0	0	0
1.02.02.03	Related Parties	0	3	0	0
1.02.03	Other	33,953	34,057	479,098	511,777
1.02.03.01	Deferred Taxes	0	0	421,593	452,236
1.02.03.02	Recoverable Taxes	5,551	6,100	26,200	28,444
1.02.03.03	Inventories	0	0	0	0
1.02.03.04	Accounts Receivable - Sale of Investments	28,336	27,889	28,336	27,889
1.02.03.05	Other Non – Current Assets	66	68	2,969	3,208

		Parent Company		Consolidated
Account	Description	06/30/2006	03/31/2006	06/30/2006	03/31/2006
1.03	Fixed Assets	1,417,273	1,442,864	1,098,838	1,023,523
1.03.01	Investments	1,368,862	1,391,013	68,534	74,636
1.03.01.01	Investments in Associated Companies	0	0	0	0
1.03.01.02	Investments in subsidiaries	1,368,862	1,391,013	68,370	74,472
1.03.01.03	Other Investments	0	0	164	164
1.03.02	Property, Plant & Equipment	47,913	51,390	922,834	861,232
1.03.03	Deferred Charges	498	461	107,470	87,655

See the accompanying notes to the quarterly financial information

		Parent Company		Consolidated
Account	Description	06/30/2006	03/31/2006	06/30/2006	03/31/2006
2	Total Liabilities	1,668,759	1,658,727	2,291,672	2,318,465
2.01	Current Liabilities	93,077	62,726	365,831	397,755
2.01.01	Loans and Financing	0	0	0	82,484
2.01.02	Debentures	39,570	13,328	39,570	13,328
2.01.03	Suppliers	16,829	19,589	170,169	158,741
2.01.04	Taxes and Contributions Payable	743	1,038	53,330	44,477
2.01.04.01	Fiscal Obligations	743	1,038	41,649	35,953
2.01.04.02	Income Tax Payable	0	0	11,681	8,524
2.01.05	Dividends Payable	0	0	0	0
2.01.06	Provisions	22,438	12,881	43,987	30,036
2.01.06.01	Payroll and Related Charges	22,438	12,881	43,987	30,036
2.01.07	Related Parties	0	0	0	0
2.01.07.01	Accounts Payable to Shareholders	0	0	0	0
2.01.07.02	Accounts Payable to Related Parties	0	0	0	0
2.01.08	Other	13,497	15,890	58,775	68,689
2.01.08.02	Accounts and Expenses Payable	13,497	15,890	24,706	38,553
2.01.08.03	Obligation for Assignment of Credits	0	0	0	0
2.01.08.04	ECAD – Copyrights Accounts Payable	0	0	34,069	30,136
2.02	Non Current Liabilities	925,503	967,574	1,259,845	1,279,425
2.02.01	Loans and Financing	0	0	0	0
2.02.02	Debentures	650,000	650,000	650,000	650,000
2.02.03	Provisions	0	0	0	0
2.02.03.01	Suppliers	0	0	0	0
2.02.03.02	Programming Payable	0	0	0	0
2.02.04	Related Parties	6,300	35,123	11	3
2.02.04.01	Related Parties – Subsidiaries	6,300	35,001	11	0
2.02.04.02	Related Parties – Shareholders	0	3	0	3
2.02.04.03	Related Parties – Subsidiaries	0	119	0	0
2.02.04.04	Related Parties - Associated Companies	0	0	0	0
2.02.05	Other	269,203	282,451	609,834	629,422
2.02.05.01	Fiscal obligations and other taxes payable	0	0	0	0
2.02.05.02	Provision for Contingencies	269,203	278,152	606,548	621,356
2.02.05.03	Deferred Income Taxes	0	0	443	780
2.02.05.04	Provisions and Other Accounts Payable	0	0	2,843	2,987
2.02.05.05	Payroll and Related Charges	0	4,299	0	4,299
2.03	Deferred Income	0	0	15,461	12,466
2.04	Minority Interest	0	0	356	392

		Parent Company		Consolidated
Account	Description	06/30/2006	03/31/2006	06/30/2006	03/31/2006
2.05	Shareholders Equity	650,179	628,427	650,179	628,427
2.05.01	Capital	3,535,618	3,461,349	3,535,618	3,461,349
2.05.02	Capital Reserve	355,924	430,193	355,924	430,193
2.05.02.01	Special Goodwill Reserve	292,277	366,546	292,277	366,546
2.05.02.02	Premiums on Issue of Debentures	54,945	54,945	54,945	54,945
2.05.02.03	Goodwill on Share Issues	8,702	8,702	8,702	8,702
2.05.03	Revaluation Reserve	0	0	0	0
2.05.03.01	Revaluation Reserve on Own Assets	0	0	0	0
2.05.03.02	Revaluation Reserve on Subsidiaries Assets	0	0	0	0
2.05.04	Profit Reserves	0	0	0	0
2.05.04.01	Legal Reserve	0	0	0	0
2.05.04.02	Statutory Reserve	0	0	0	0
2.05.04.03	Contingencies Reserve	0	0	0	0
2.05.04.04	Unrealized profits	0	0	0	0
2.05.04.05	Retained Earnings	0	0	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0	0
2.05.05	Retained earnings/ Accumulated Losses	(3,241,363)	(3,263,115)	(3,241,363)	(3,263,115)

Statements of income
Three and six-month periods ended June 30, 2006 and 2005
(In thousands of reais)

		Parent Company
		Period	Period	Period	Period
		From	From	From	From
		04/01/2006 a	01/01/2006 a	04/01/2005 a	01/01/2005 a
Account	Description	06/30/2006	06/30/2006	06/30/2005	06/30/2005

3.01	Gross Revenue of Sales and Services	15,189	29,429	0	0
3.01.01	Subscriptions	0	0	0	0
3.01.02	Telecommunication Services	15,189	29,429	0	0
3.01.03	Other Revenues	0	0	0	0
3.02	Taxes and Other Deductions From Revenue	(2,289)	(3,882)	0	0
3.03	Net Revenues	12,900	25,547	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross Profit	12,900	25,547	0	0
3.06	Operating Expenses / Income	8,536	3,436	120,195	129,598
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative	(33,183)	(62,220)	(16,425)	(41,655)
3.06.02.01	General and Administrative Expenses	(28,627)	(52,896)	(11,536)	(31,635)
3.06.02.02	Depreciation and Amortization	(4,556)	(9,324)	(4,889)	(10,020)
3.06.03	Financial	(15,960)	(51,820)	6,899	(10,696)
3.06.03.01	Financial Income	7,379	14,314	12,011	124,552
3.06.03.02	Financial Expense	(23,339)	(66,134)	(5,112)	(135,248)
3.06.04	Other Operating Income	14,680	29,771	112	127
3.06.05	Other Operating Expense	(3,820)	(7,811)	(6,083)	(17,735)
3.06.05.01	Amortization of Goodwill on Investments	(3,611)	(7,258)	(6,739)	(17,711)
3.06.05.03	Other Operating Income/(Expenses)	(209)	(553)	656	(24)
3.06.06	Equity on investees	46,819	95,516	135,692	199,557
3.06.06.01	Equity on investees	46,819	95,516	21,986	75,128
3.06.06.02	Provision for losses on investments	0	0	113,706	124,429
3.07	Operating Income	21,436	28,983	120,195	129,598
3.08	Non Operating Income/(Loss)	316	(74)	(100,458)	(114,845)
3.08.01	Non Operating Income	330	361	5,898	221,855
3.08.02	Non Operating Losses	(14)	(435)	(106,356)	(336,700)
3.09	Income (loss) Before Income Tax	21,752	28,909	19,737	14,753
3.10	Income Tax Expenses	0	0	798	613
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

		Parent Company
		Period	Period	Period	Period
		From	From	From	From
		04/01/2006 a	01/01/2006 a	04/01/2005 a	01/01/2005 a
Account	Description	06/30/2006	06/30/2006	06/30/2005	06/30/2005
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Year	21,752	28,909	20,535	15,366

	Net income (loss) per thousand shares at the end of
	the periods – (in R$)	5,41	7,19	5,33	3,99

	Number of shares at the end of the periods	4,019,812,035	4,019,812,035	3,853,877,526	3,853,877,526

See the accompanying notes to the quarterly financial information

		Consolidated
		Period	Period	Period	Period
		From	From	From	From
		04/01/2006 a	01/01/2006 a	04/01/2005 a	01/01/2005 a
Account	Description	30/06/2006	30/06/2006	30/06/2005	30/06/2005

3.01	Gross Revenue of Sales and Services	595,935	1,145,532	470,839	918,362
3.01.01	Subscriptions	558,300	1,077,516	439,670	860,995
3.01.02	Telecommunication Services	0	0	0	0
3.01.03	Other Revenues	37,635	68,016	31,169	57,367
3.02	Taxes and Other Deductions From Revenue	(129,774)	(240,560)	(86,119)	(167,891)
3.03	Net Revenues	466,161	904,972	384,720	750,471
3.04	Cost of goods sold and services rendered	(264,479)	(517,358)	(227,393)	(438,600)
3.05	Gross Profit	201,682	387,614	157,327	311,871
3.06	Operating Expenses / Income	(144,968)	(304,188)	(111,059)	(231,771)
3.06.01	Selling Expenses	(50,796)	(97,309)	(25,319)	(48,660)
3.06.02	General and Administrative	(77,342)	(146,274)	(61,980)	(120,745)
3.06.02.01	General and Administrative Expenses	(70,338)	(131,856)	(54,308)	(104,855)
3.06.02.02	Depreciation and Amortization	(7,004)	(14,418)	(7,672)	(15,890)
3.06.03	Financial	(21,302)	(64,354)	(15,050)	(37,152)
3.06.03.01	Financial Income	13,675	22,696	(5,232)	151,217
3.06.03.02	Financial Expense	(34,977)	(87,050)	(9,818)	(188,369)
3.06.04	Other Operating Income	14,290	23,908	1,228	2,280
3.06.05	Other Operating Expense	(9,818)	(20,159)	(9,938)	(27,494)
3.06.05.01	Amortization of Goodwill on Investments	(6,102)	(12,396)	(11,538)	(27,479)
3.06.05.03	Other Operating Income/(Expenses)	(3,716)	(7,763)	1,600	(15)
3.06.06	Equity on investees	0	0	0	0
3.06.06.01	Equity on investees	0	0	0	0
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	56,714	83,426	46,268	80,100
3.08	Non Operating Income/(Loss)	(822)	(523)	(1,216)	(13,956)
3.08.01	Non Operating Income	6,821	14,287	119,224	343,196
3.08.02	Non Operating Losses	(7,643)	(14,810)	(120,440)	(357,152)
3.09	Income (loss) Before Income Tax	55,892	82,903	45,052	66,144
3.10	Income Tax Expenses	(4,049)	(11,254)	(5,649)	(17,758)
3.11	Deferred Income Taxes	(30,069)	(42,706)	(18,823)	(32,923)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

		Consolidated
		Period	Period	Period	Period
		From	From	From	From
		04/01/2006 a	01/01/2006 a	04/01/2005 a	01/01/2005 a
Account	Description	30/06/2006	30/06/2006	30/06/2005	30/06/2005

3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	(22)	(34)	(45)	(97)
3.15	Net Income (Loss) for the Year	21,752	28,909	20,535	15,366

	Net income (loss) per thousand shares at the end of
	the periods – (in R$)	5,41	7,19	5,33	3,99

	Number of shares at the end of the periods	4,019,812,035	4,019,812,035	3,853,877,526	3,853,877,526

See the accompanying notes to the quarterly financial information

Notes to the quarterly financial information
(In thousands of Reais)

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the providing of access to added value services, rendering other telecommunications services and any other type of signal distribution of any sort, through its own network. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below demonstrates the shareholding in the Company’s capital stock on June 30, 2006 and March 31, 2006:

	06/30/2006			03/31/2006

	Common	Preferred	Total	Common	Preferred	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	10.6%	26.0%	-	10.6%
Distel Holding S.A.	9.1%	-	3.7%	9.4%	-	3.8%
Globo Comunicação e Participações S.A.	1.5%	-	0.6%	1.5%	-	0.6%
Globosat Programadora Ltda.	-	-	-	-	8.5%	5.1%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	10.2%	25.0%	-	10.2%
Embratel Participações Ltda.	36.1%	7.5%	19.2%	37.4%	7.7%	19.8%
Empresa Brasileira de Telecomunicações	1.6%	9.9%	6.5%	-	-	-
S.A. – Embratel
Other Shareholders	0.7%	82.6%	49.2%	0.7%	83.8%	49.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares (in thousands)	1,639,801	2,380,011	4,019,812	1,613,225	2,341,438	3,954,663

On May 18, 2006, the Company published a notice to the market stating that shareholders Globo Comunicação e Participações S.A. (Globo), and Globosat Programadora Ltda., sold to Empresa Brasileira de Telecomunicações S.A. - Embratel, preferred and common stock arising from the split of Roma Participações S.A. and from the special goodwill reserve capitalized as a result of the utilization of tax benefits under the terms of CVM Instruction 319/99 as detailed in note 17 -Shareholders Equity.

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concession from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and have complied with the technical or economic requirements, technical or economic needed of the satisfaction of the needs of the community, including modernization of the system.

Management continues to focus on increasing the pay TV subscription and broadband base and to strengthen the loyalty policy of the existing subscription base, which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for the most part related to the cost of installing these new subscribers.

The growing introduction of digital TV, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	06/30/2006		03/31/2006

	Direct	Indirect	Direct	Indirect

Subsidiaries
Multicanal Telecomunicações S.A.	99.96	0.04	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda.	-	-	100.00	-
Jonquil Ventures Ltda.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S.A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	0.08	99.92	0.08	99.92
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

Shared control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-

Net Serviços de Comunicação S.A. holds preferred shares traded on the NASDAQ “American Depositary Shares” – ADS in the United States of America and is subject to the “Securities and Exchange Commission – SEC” regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States –USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its Financial Statements prepared in accordance with accounting practices adopted in Brazil and USGAAP simultaneously. The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002 the Company executed the Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of Companies, which have committed to adopting the distinct Corporate Governance Practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

In order to ensure the adequacy of corporate governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices derived from Brazilian Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors - IBRACON.

Description of the significant accounting policies

a. Results

The results of operations are determined based on the accrual basis.
Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the: provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet and the differences arising from the currency translation were recorded in income for the period. In relation to the subsidiary located abroad, assets and liabilities were translated into reais at exchange rate ruling at the balance sheet date.

d. Current assets

  Cash and short-term investments

  Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.
  Provision for doubtful accounts

  This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.
  Inventories

  Valued at the average cost, which does not exceed the market value. When necessary, a provision for obsolescence, has been recorded.

  Other current assets

  Recorded at the net realizable value.

e. Non Current assets

  Non current assets

  Recorded at the net realizable value.

  Investments

  Recorded at cost, combined with the following aspects:

  The accounting practices adopted by the subsidiaries are consistent with the ones adopted by the Company;
  The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;
  The financial statements of the subsidiary located abroad are converted into Reais, based on the exchange rate ruling at the balance sheet date and the corresponding exchange rate fluctuations are recorded in operating income;
  The goodwill calculated on the acquisition of Investments in subsidiaries were based on the expectation of future earnings and are amortized according to the straight-line method over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.
  Property, plant and equipment

  Property, plant and equipment is recorded at cost of acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management's estimates of the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals, etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

  Deferred charges

  Include the value capitalized during the pre maturation phase and the costs of the subscriber television residential internal network and Internet access, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

  Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g. Provisions for contingencies

A provision is recognized in the balance sheet when the Company has a legal obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risks specifics to the liability.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 120 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. The subsidiary located abroad applies the tax practices which are in effect where it is located.

Deferred tax assets derived from tax losses, negative social contribution tax base and temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable including credits arising from tax losses and negative social contribution tax base are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Deferred income

Refer to advances from the rental of fiber optics to Empresa Brasileira de Telecomunicações S.A. – Embratel, without any type of right of return which will be appropriated to income on a 10-year term.

j. Financial instruments

The Company has calculated the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Statement of cash flow

The Company has presented a cash flow statement prepared in compliance with NPC 20 –Cash flow statement, issued by IBRACON.

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not reviewed)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 10 preferred shares traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP, applicable to the subscription television industry.

On June 30, 2006, the reconciliation of income for the period, in accordance with accounting practices adopted in Brazil, and USGAAP is as follows:

06/30/2006

Net income in accordance with Accounting Practices adopted in Brazil	28,909
Appropriation of adhesion charge revenue	16,518
Deferred costs due to subscriber installations and deferred revenue for program
content suppliers	(14,793)
Financial income (debt on the basis of SFAS – Statement of Financial Accounting	8,466
Standards No. 15)
Difference in criteria for amortizing goodwill	12,396
Difference in criterion for deferred income taxes	38,857
Other	806

Net income under USGAAP	91,159

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a manner, in its financial statements prepared in accordance with accounting practices adopted in Brazil and USGAAP.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is joint control shared control, as presented on note 1.

The consolidation process totals horizontally the balance of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;
  Minority interest;
  Balances of assets and liabilities resulting from transactions among the consolidated companies;
  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo and Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Cash and banks	338	1,109	11,925	64,429
Investment funds	-	-	85	29,194
Certificates of bank deposit	42,755	9,055	285,099	187,572

	43,093	10,164	297,109	281,195

Certificates of bank deposit and committed debentures are remunerated at an average rate of 99.6% of the CDI fluctuation. Investment funds are remunerated according to the fluctuation of their respective quotes and part of their assets are invested in foreign currency instruments subject to exchange variations.

5. Accounts receivable

	Consolidated

	06/30/2006	03/31/2006

Subscriber accounts receivable	211,473	202,390
(-) Deferred income	(108,800)	(100,129)
(-) Provision for doubtful accounts	(25,059)	(29,213)

	77,614	73,048

Deferred income refers to pre invoicing of monthly subscriptions, allocated to income based on the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

During the period ended June 30, 2006, the Company wrote-off subscriber accounts receivable against the provision for doubtful accounts of approximately R$ 9,400 (R$ 14,800 as of June 30, 2005), as these accounts receivable were regarded as unable to be collected.

6. Inventories

	Consolidated

	06/30/2006	03/31/2006

Material for maintenance of networks	31,560	30,955
Material for installations and technical assistance	11,169	9,878
Provision for obsolescence	(3,057)	(3,057)

	39,672	37,776

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Recoverable taxes:
Withholding income tax	5,256	5,957	30,979	29,871
Recoverable federal taxes	1,978	1,992	19,104	13,039
Other	-	-	163	148

Total	7,234	7,949	50,246	43,058

Current	1,683	1,849	24,046	14,614

Non Current	5,551	6,100	26,200	28,444

Deferred taxes:
Tax credits arising from goodwill upon
merger	-	-	190,124	211,370

Income tax:
Tax losses	-	-	219,774	220,932
Temporary differences	-	-	32,050	37,528

	-	-	251,824	258,460
Social contribution taxes:
Negative tax base	-	-	77,297	77,692
Temporary differences	-	-	9,724	11,853

	-	-	87,021	89,545

Total	-	-	528,969	559,375

Current	-	-	107,376	107,139

Non Current	-	-	421,593	452,236

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators projections of taxable income.

During the period ended June 30, 2006, the operators amortized for tax purposes, credits in the amount of R$ 42,492, which generated tax benefits of R$ 36,845 as a deductible expense in the operators’ taxable income. Additionally, the credits amortized in prior years were also used in the amount of R$ 270, totaling a tax benefit during the period of R$ 37,113 (R$ 43,719 on June 30, 2005).

Of this benefit, the amount of R$ 32,203 (R$ 37,967 as of June 30, 2005) is derived from the goodwill from the merger of Globotel Participações S.A. in August 2001, and the remaining R$ 4,910 (R$ 5,752 as of June 30, 2005) is related to the goodwill merged from the operators by the Company.

As June 30 and March 31, 2006, the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	06/30/2006	03/31/2006

Net São Paulo Ltda.	122,762	135,038
Net Rio S.A.	38,681	44,783
Net Belo Horizonte Ltda.	20,189	22,208
Net Brasília Ltda.	8,492	9,341

	190,124	211,370

An estimate of the amortization of tax credits beginning January 1, 2006 is shown below:

2006	42,491
2007	84,983
2008	62,650

Total	190,124

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Some subsidiaries, on the basis of a history of profitability and the expectation of generating future taxable income, determined by a technical study, derived from the December 31, 2005, business plans duly approved by the board of directors and revised annually recorded deferred income and social contribution taxes on temporary differences, tax losses and negative social contribution tax bases from prior years. Offsetting tax losses and negative social contribution tax bases does not have any statute of limitations and is limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values at the average rate of the cost of capital of the Company is shown below:

2006	13,258
2007	18,270
2008	26,964
2009	47,824
2010 to 2012	110,440
2013 to 2015	122,089

Total	338,845

Unrecorded deferred tax assets	847,063

Total	1,185,908

Roll-forward of deferred income and social contribution tax on	Tax losses and
tax losses, negative social contribution tax base and temporary	negative tax	Temporary	Total
differences	base	differences

Balances as March 31, 2006	298,624	49,381	348,005
Constitution of Income Social Contribution taxes on temporary	-	(7,607)	(7,607)
differences
Realization of tax losses and negative tax bases	(1,553)	-	(1,553)

Balances as June 30, 2006	297,071	41,774	338,845

The unrecorded portion of the deferred tax assets of R$ 847,063, is brought up to date with tax losses and accumulated negative social contribution bases until June 30, 2006.

Projections of results from operators considered annual amortization of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity were translated discounted to present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Continued broad band internet access (Net Vírtua), in key markets where there is high population density and available income and possible expansion of access to areas of lower population density but which has a high degree of available income.
  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.
  Offer of new added value services to subscribers based on pay per view products including film, sports and ala carte channel menu selections.
  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.
  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer better quality products and added value services.
  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

The tax credits installments which will be amortized against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at year ended 2005. Consequently, these estimates may not realize in the future as expected due to the uncertainties interest to projections.

A reconciliation of the income tax benefits/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Profit before income and social contribution taxes	28,909	14,753	82,903	66,144

Exclusion from income of the equity in earnings of the subsidiaries and
results from the change in the percentage of interest in share capital	(95,516)	(92,000)	-	-

(Loss) profit before taxes
	(66,607)	(77,247)	82,903	66,144

Combined tax rate of 34%	22,646	26,264	(28,187)	(22,489)

Permanent additions:
Nondeductible expenses	(956)	(39)	(4,059)	(3,017)

Permanent exclusions
Tax effect of provisions on goodwill	-	-	37,113	43,720
Non-taxable revenues	-	-	-	(62)

Other items:
Income and social contribution taxes on unrecorded tax losses and
temporary differences for the period	(21,690)	(23,431)	(16,464)	(33,737)
Income and social contribution taxes on recorded tax losses and
temporary differences	-	-	(352)	9,568
Other tax credits (debits)	-	(2,181)	481	(2,172)

Revenues (expenses) of income tax and social security charges on earnings	-	613	(11,468)	(8,189)
for period less amortization of fiscal credit

Effective rate
	0.00%	0.79%	13.83%	12.38%

Amortization of tax credit on goodwill	-	-	(42,492)	(42,492)

Income Tax and Social Contribution for the Period	-	613	(53,960)	(50,681)

8. Investments

	Parent Company		Consolidated

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Investments in subsidiaries	1,325,800	1,344,340	-	-
Goodwill on the acquisition of	43,062	46,673	68,370	74,472
investments

	1,368,862	1,391,013	68,370	74,472
Other investments	-	-	164	164

	1,368,862	1,391,013	68,534	74,636

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

	Balance on	Goodwill	Balance on
Companies	03/31/2006	amortization	06/30/2006

Net Sul Comunicações Ltda.	42,601	(2,367)	40,234
Net São Paulo Ltda.	3,524	(1,169)	2,355
Net Recife Ltda.	548	(75)	473

Total Parent Company	46,673	(3,611)	43,062
Antenas Comunitárias Brasileiras Ltda. - Blumenau	10,799	(661)	10,138
Net Londrina Ltda.	10,128	(636)	9,492
Net Paraná Comunicações Ltda.	4,432	(887)	3,545
Net São Paulo Ltda.	1,659	(171)	1,488
Net Maringá Ltda.	79	(79)	-
Other	702	(57)	645

Total Consolidated	74,472	(6,102)	68,370

b) Investments

					Losses
					arising from
					the change
	Balances on	Dividends	Interest	Equity on	in interest	Investment	Balances on
Companies	03/31/2006	received	on equity	earnings	percentage	transfer	06/30/2006

Equity on earnings:
Subsidiaries:
Net São Paulo Ltda.	569,661	(65,454)	-	17,924	314	-	522,445
Net Rio S.A.	356,014	-	-	11,097	-	-	367,111
Jonquil Ventures Limited.	26,502	-	-	244	-	-	26,746
TV Cabo e Com. de Jundiaí S.A.	5,313	-	(217)	494	-	-	5,590
Net Franca Ltda.	7,658	-	-	128	-	-	7,786
Net Recife Ltda.	8,522	-	-	220	-	-	8,742
Net Sul Comunicações Ltda.	211,145	-	-	6,095	-	-	217,240
Net São Carlos S.A.	5,158	-	-	214	-	-	5,372
Net Indaiatuba Ltda.	2,080	-	-	8	-	-	2,088
Multicanal Telecomunicações S.A.	137,976	-	-	9,874	-	408	148,258
CMA Participações Ltda.	396	-	-	14	(2)	(408)	-
Reyc Comércio e Participações Ltda.	13,915	-	-	507	-	-	14,422

	1,344,340	(65,454)	(217)	46,819	312	-	1,325,800

c) Information related to subsidiaries

	June 30, 2006

			Interest in

									Effect on the
			Share	Voting					Parent
	Shares ON	Quotas	capital	stock	Shareholders’	Share			Company
Companies	(thousand)	(thousand)	(%)	(%)	equity	capital	Results	Investment	results

Subsidiaries:
Net São Paulo Ltda.	-	42,830	97.40	-	536,372	497,759	38,613	522,445	37,674
Net Rio S.A.	641	-	100.00	100.00	367,111	270,472	29,800	367,111	29,800
Jonquil Ventures Limited.	-	1	100.00	-	26,746	2	(996)	26,746	(996)
TV Cabo e Com. de Jundiaí S.A.	12,985	-	50.00	50.00	11,180	7,500	1,796	5,590	898
Net Franca Ltda.	-	3,097,554	100.00	-	7,786	30,976	262	7,786	262
Net Recife Ltda.	-	2,675,720	100.00	-	8,742	26,757	507	8,742	507
Net São Carlos S.A.	561	-	100.00	100.00	5,372	8,800	525	5,372	525
Net Indaiatuba Ltda.	-	632,030	100.00	-	2,088	6,321	(4)	2,088	(4)
Multicanal Telecomunicações S.A.	54,761	-	99.96	0.27	148,313	655,695	17,893	148,258	17,887
Net Sul Comunicações Ltda.	-	46,019,311	100.00	-	217,240	603,915	8,943	217,240	8,943
CMA Participações Ltda.	-	-	-	-	-	-	-	-	(8)
Reyc Comércio e Participações Ltda.	-	921	26.94	-	53,534	313,262	103	14,422	28

								1,325,800	95,516

Continuing the restructuring process on June 30, 2006, the Multicanal Telecomunicações S.A. subsidiary acquired CMA Participações Ltda.

9. Property, plant and equipment

	Parent Company

	Average annual rate	Balances			Balances
	of depreciation	On			on
	%	03/31/2006	Additions	Write-Offs	06/30/2006

Property, plant and equipment in
use
Software use rights	20	155,832	1,905	-	157,737
Machinery and equipment	10	1,032	12	-	1,044
Furniture and fixtures	10	2,261	15	-	2,276
Installations	10	4,482	-	-	4,482
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	-	-	312
Information technology	20	10,470	90	(60)	10,500
equipment
Other	Sundry	997	1	(982)	16

		175,824	2,023	(1,042)	176,805

Accumulated depreciation		(124,434)	(4,518)	60	(128,892)

		51,390	(2,495)	(982)	47,913

	Consolidated

	Average annual rate	Balances			Balances
	of depreciation	on	Additions /		on
	%	03/31/2006	Transfers	Write-offs	06/30/2006

Signal distribution network
Network central	6.67	160,232	17,604	(3)	177,833
External network	8.33	1,112,603	11,825	(784)	1,123,644
Internal network	6.67	263,923	3,709	(21)	267,611
De-codifies (cable boxes) and	10	430,705	1,422	(396)	431,731
Converters
Cable modem	10	99,809	36,092	(2)	135,899
Inventories to be used in	-	78,848	19,340	(1,001)	97,187
property, plant and equipment
Advances to suppliers and property,
plant and equipment in progress	-	2,725	244	(324)	2,645

		2,148,845	90,236	(2,531)	2,236,550

Property, plant and equipment in use
Software use rights	20	219,522	6,325	-	225,847
Machinery and equipment	10	22,280	249	(1)	22,528
Furniture and fixtures	10	12,867	215	-	13,082
Installations	10	15,827	80	-	15,907
Improvements and buildings	4	25,896	80	-	25,976
Vehicles	20	3,945	-	(13)	3,932
Information technology equipment	20	45,261	176	(83)	45,354
Tools	20	15,090	326	(79)	15,337
Land	-	2,999	-	-	2,999
Other	Sundry	2,889	-	-	2,889

		366,576	7,451	(176)	373,851

		2,515,421	97,687	(2,707)	2,610,401

Accumulated depreciation		(1,654,189)	(34,577)	1,199	(1,687,567)

		861,232	63,110	(1,508)	922,834

10. Deferred Charges

	Consolidated

					03/31/2006

	Average annual
	amortization rate		Accumulated	Net	Net
	%	Cost	Amortization	Amount	Amount

Residential installations	16.67	354,569	(255,231)	99,338	82,324
External network project	20	13,126	(13,124)	2	4
Address control project	20	2,218	(2,216)	2	10
Digital TV Project	20	5,724	(1,782)	3,942	4,229
Net Phone Project	20	4,926	(740)	4,186	1,088

		380,563	(273,093)	107,470	87,655

During the quarter ended June 30, 2006, management reviewed the estimated useful life of the costs related to residential installation to better reflect the allocation of these asset costs to the years which will benefit from its use during their economic useful lives. The amortization rate went from 20% to 16.67% per year.

The effect on the results consolidated resulting from the change in estimated useful life for the period beginning January 1 to June 30, 2006, was a reduction in amortization expenses in the amount of approximately R$ 4,600.

11. Programming Suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Related Parties
Net Brasil S.A.	-	-	65,217	64,410
Globosat Programadora Ltda.	-	-	3,753	3,570

	-	-	68,970	67,980

Third parties	14,771	14,453	18,205	19,015

Total	14,771	14,453	87,175	86,995

The debts related to programming suppliers arising from the renegotiations have been amortized since January 2004 and should be finally settled during the year of 2006. During the semester, the Company recorded earnings of R$ 2,915 which refer to the discounts obtained from programming suppliers which were contingent upon the settlement of the renegotiated payment installments and also recorded earnings of R$ 9,764 in marketing incentives and channel launches allocated to other operating income.

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 29,791 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under current liabilities. Management expects to conclude this negotiation still in 2006.

On June 27, 2004, the Company renegotiated with Net Brasil S.A., a subsidiary of the company Distel Holding S.A., programming acquisition terms and commission values based on a new contract. The contract term is valid for 10 years and is automatically renewable for equal periods. Net Brasil S.A. remains as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity. Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are negotiated through a consortium set up between the Company associated with Globosat Programadora Ltda. to jointly exploit the rights and resources dedicated to the transmission and sale of such events, for a term that is in accordance with the duration of each event subject to the consortium.

The values and terms of the programming contracts and the Companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March 2005 the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

12. Loans and financing

			Consolidated

	Index	Interest rate	03/31/2006

		p.a.	Short term

Restructured debt

Foreign currency:
Net Sul 7% Senior Secured Notes	US$	7%	63,540
Net Sul Secured Floating Rate Notes	US$	Libor +3%	18,944

Total			82,484

On March 22, 2005, the Company finalized its debt restructuring process.

On August 15, 2005, based on a private deed for the 5th public issue (deed), the Company issued 65,000 simple nonconvertible debentures, in the amount of R$ 650,000, for the purpose of using these funds to substitute the current financial debts and stretch out the maturities, thereby eliminating foreign exchange risks and replacing certain existing obligations which could limit its growth within a more balanced operations scenario.

On April 5, 2006, the Company settled its "7.0% Senior Secured Notes" (R$ 29,158) and "Senior Secured Floating Rate Notes" (R$ 8,690) issued by the subsidiary Net Sul Comunicações Ltda. using funds from Treasury Financial Notes pegged to these debts, which were registered under the heading Securities and Equity on March 31, 2006.

The Net Sul Floating Rate Notes, in the hands of the subsidiary Jonquil Ventures Limited, in the amount of R$ 19,742 were not subject to the Company debt restructuring.

13. Debentures

On July 28, 2005 the Company announced its 5th issue and on August 15, 2005, issued 65,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 650,000.

The debentures issued and placed can be broken down and described as follows:

	Quantity
	in circulation		Balances on

	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Nonconvertible debentures, 5th issue in 2005	65,000	65,000	689,570	663,328

Total			689,570	663,328
Current			39,570	13,328

Non current			650,000	650,000

The long-term installment payments are scheduled as follows:

		Parent
Year falling due:		Company and
		Consolidated

2008		162,500
2009		162,500
2010		162,500
2011		162,500

	Total	650,000

The main characteristics of the issues are summarized on the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on September 2, 2005.

Total issue value	R$ 650,000

Nominal unit value on the
issue date	Single issue - Nominal Unit Value R$ 10

Total number of
debentures	65,000 debentures

Date issued	August 15, 2005

Final due date	August 15, 2011

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The value of amortization will be 25% of the Nominal Unit Value of the Debentures, on the following dates: August 15, 2008, August 15, 2009, August 15, 2010 and August 15, 2011.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate) plus exponential spread of 1.50% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 15th day or the first subsequent business day in the months of August and February of each year, and the last payment shall be made on August 15, 2011.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-Maintenance of Financial Indexes (Net Debt/EBITDA and EBITDA/Interest Net Debt)
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of June 30, 2006.

The costs of issuing the debentures in the amount of R$ 5,025, were capitalized as prepaid expenses and have been amortized according to the term of the debenture issuance contract.

14. ECAD - copyrights accounts payable

Refer to amounts payable to the Central Payment and Distribution Office – ECAD, an organ which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the collection of these amounts and made judicial deposits in the amount of R$ 26,482 (R$ 24,015 on March 31, 2006). On June 30, 2006 the values paid to ECAD totaled R$ 34,069 (R$ 30,136 on March 31, 2006).

15. Related Parties

The main asset and liability balances on June 30, 2006, as well as transactions with related parties which impact the results of the period were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current		Non Current

					Advances for future		TOTAL
	Related Parties		Related Parties		capital increases

Companies	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Subsidiaries
Net Rio S.A. (*)	96,352	82,651	24,264	33,282	-	-	24,264	33,282
Net Brasília Ltda.	316	352	34	52	-	-	34	52
Net Campinas Ltda.	319	354	30	71	-	-	30	71
Net Belo Horizonte Ltda.	633	706	69	140	-	-	69	140
Net São Carlos S.A.	36	40	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	606	714	79	272	-	-	79	272
Net Goiânia Ltda.	155	172	44	-	-	-	44	-
Net Ribeirão Preto S.A.	101	110	1	-	-	-	1	-
Net São Paulo Ltda.	2,391	3,318	220	-	-	-	220	-
Net Sorocaba Ltda.	109	119	-	-	-	-	-	-
DR-Company de Distrib. e Recep. de TV	350	408	4	-	-	-	4	-
Ltda.
Net Paraná Comunicações Ltda.	342	395	32	18	-	-	32	18
Net Florianópolis Ltda.	166	188	16	6	-	-	16	6
TV Cabo e Comunicações de Jundiaí S.A.	-	-	106	-	1,352	1,352	1,458	1,352
Other	580	656	46	34	-	-	46	34

Total	102,996	90,183	24,945	33,875	5,842	5,842	30,787	39,717

Parent Company	Current		Non Current

	Suppliers		Related Parties

Companies	06/30/2006	03/31/2006	06/30//2006	03/31/2006

Subsidiaries
Jonquil Ventures Limited	-	-	6,291	6,291
Net São Paulo Ltda.	-	-	1	28,688
Other	-	-	8	141

	-	-	6,300	35,120

Shareholders
Emp. Brasil. De Telecom. S.A. – Embratel	140	130	-	-

Globo Comunicação e Participações S.A.	-	-	-	3

	140	130	-	3

Associated
Editora Globo S.A.	36	-	-	-
BCP S.A.	-	19	-	-

	36	19	-	-

Total	176	149	6,300	35,123

Parent Company	Operating income

	Telecommunications		Financial		Services revenue and Repass of administrative expenses		TOTAL

Companies	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	-	13	-	2,370	-	2,383
Net Belo Horizonte Ltda. (*)	-	-	9	23	4,102	462	4,111	485
Net Rio S.A. (*)	-	-	10,621	(3,248)	12,882	1,259	23,503	(1,989)
Net Brasília Ltda. (*)	-	-	5	(89)	2,038	234	2,043	145
TV Cabo e Comun. Jundiaí S. A.	-	-	(1)	-	330	634	329	634
Net Campinas Ltda. (*)	-	-	3	(40)	2,058	213	2,061	173
Net Sul Comunicações Ltda.	-	-	917	163	4,091	-	5,008	163
Net São Paulo Ltda.	-	-	(2,690)	(9,276)	19,201	1,349	16,511	(7,927)
Other	-	-	8	(875)	12,241	173	12,249	(702)

	-	-	8,872	(13,329)	56,943	6,694	65,815	(6,635)

Shareholders
Distel Holding S.A	-	-	-	(175)	-	-	-	(175)
Emp. Brasil. De Telecom. S.A. - Embratel	(871)	-	-	-	-	-	(871)	-
Globo Comunicação e Participações S.A.	-	-	-	(691)	-	-	-	(691)

	(871)	-	-	(866)	-	-	(871)	(866)
Associated
BCP S.A.	(75)	2	-	-	-	-	(75)	2

	(75)	2	-	-	-	-	(75)	2

Total	(946)	2	8,872	(14,195)	56,943	6,694	64,869	(7,499)

	Current			Liabilities

Consolidated	Assets			Current		Non Current

		Other credits with						Revenues from future
	Related Parties	associated companies		Suppliers		Related Parties		reporting periods		TOTAL

Companies	06/30/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006

Subsidiaries
TV Cabo e Comun. Jundiaí S.A.		53	-	-	-	11	-	-	-	11	-

Shareholders
Globo Comunicação e Partic. S.A.	-	4	4	18	-	-	3	-	-	18	3
Embratel Emp. Brasil. de Telecom. S.A.	2.649	-	-	5.850	5.274	-	-	15.461	12.466	21.311	17.740

	2.649	4	4	5.868	5.274	-	3	15.461	12.466	21.329	17.743

Associated
Globosat Programadora Ltda.	-	33	2.238	-	-	-	-	-	-	-	-
Editora Globo Ltda.	-	-	-	1.100	-	-	-	-	-	1.100	-
Infoglobo Comunicações Ltda.	-	-	-	4	-	-	-	-	-	4	-
BCP S.A.	-	-	-	-	232	-	-	-	-	-	232
TELET S.A.	-	-	-	-	27	-	-	-	-	-	27
Americel S.A.	-	-	-	13	9	-	-	-	-	13	9
TESS S.A.	-	-	-	4	6	-	-	-	-	4	6

	-	33	2.238	1.121	274	-	-	-	-	1.121	274

Total	2.649	90	2.242	6.989	5.548	11	3	15.461	12.466	22.461	18.017

Consolidated	Operating income

	Revenue							TV Guide and Sales
	lease/telecom.	Financial		Telecommunications		Programming		Commission		TOTAL

Companies	06/30/2006	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Shareholders
Globo Comunicação e Participações S.A.	-	(2)	(1,414)	(79)	-	-	-	-	-	(81)	(1,414)
Emp. Brasil. de Telecom. S.A. – Embratel	2,869	-	-	(19,454)	(4,563)	-	-	-	-	(16,585)	(4,563)

Associated
Net Brasil S.A.	-	-	-	-	-	(211,016)	(210,306)	(720)	(646)	(211,736)	(210,952)
Globosat Programadora Ltda.	-	-	-	-	-	(19,950)	(15,532)	-	-	(19,950)	(15,532)
Editora Globo Ltda.	-	-	-	-	-	-	-	(6,556)	(6,834)	(6,556)	(6,834)
Infoglobo Comunicações Ltda.	-	-	-	(13)	(19)	-	-	-	-	(13)	(19)
Distel Holding S.A.	-	-	(175)	-	-	-	-	-	-	-	(175)
Americel S.A.	-	-	-	(62)	-	-	-	-	-	(62)	-
BCP S.A.	-	-	-	(136)	(3)	-	-	-	-	(136)	(3)
Brasilcenter Comunicações Ltda	-	-	-	(2,277)	(1,364)	-	-	-	-	(2,277)	(1,364)
BSE S.A.	-	-	-	(18)	(7)	-	-	-	-	(18)	(7)
TESS S.A.	-	-	-	(305)	(300)	-	-	-	-	(305)	(300)

	-	-	(175)	(2,811)	(1,693)	(230,966)	(225,838)	(7,276)	(7,480)	(241,053)	(235,186)

Total	2,869	(2)	(1,589)	(22,344)	(6,256)	(230,966)	(225,838)	(7,276)	(7,480)	(257,719)	(241,163)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio S.A. are subject to interest of 12% p.a., with an indeterminate maturity date.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown in explanatory note 11.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

On November 22, 2005 the Company disclosed a relevant fact in which it informed that it was entering into an association with Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they are jointly offering telephony services to the Company subscribers, on February 8, 2006, the parties signed a Memorandum of Understanding which provides for a new business model which calls for the sharing of results for the purpose of providing subscribers with integrated video, broadband and voice (“triple play”) services by means of the Company’s bidirectional network. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC), multimedia service (SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., as a virtual link, voice channel, land line telephony and click 21, are recorded on the basis of usual market practice prices and terms for this type of operation.

(*)On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio S.A. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The receivables are included under the heading related parties classified under current and non current assets.

16. Provisions for Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies, arising during the normal course of operations, involving tax, labor civil and other legal matters. The Company has made a number of judicial deposits linked to the processes related to taxes under legal dispute.

Management based on information received from its legal advisors, pending legal processes and in relation to labor suits, based on prior experience regarding amounts claimed has established a provision for an amount deemed sufficient to cover losses estimated for the ongoing suits as shown below:

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2006	1,061	30	276,252	809	278,152
Additions	44	-	11	-	55
Price level restatement	-	-	3,848	2	3,850
Write offs	(505)	-	(12,335)	(14)	(12,854)

Balances on June 30, 2006	600	30	267,776	797	269,203

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2006	25,285	24,459	567,685	3,927	621,356
Additions	1,899	219	1,374	-	3,492
Price level restatement	-	476	8,494	160	9,130
Write offs	(9,426)	(93)	(17,894)	(17)	(27,430)

Balances on June 30, 2006	17,758	25,061	559,659	4,070	606,548

The most important transactions of the quarter related to Tax e Social Security contingencies are recorded under additions and write offs are shown below:

Additions

ICMS – Convention	1,083
Other	291

Total	1,374

Write offs

IOF on bank current account operations	(17,667)
Other	(244)

Total	(17,911)

The data related to contingencies remain as disclosed in the notes to the financial statements of year ended on December 31, 2005.

17. Shareholders equity

Share capital

On April 28, 2006, the board approved bundling each lot of 15 shares in 1 of the Company's shares. Shareholders owning fractions of shares derived from this bundling will have 90 days as of this date to adjust their stock position to multiple lots of 15 shares. After July 27, 2006, the sum of fractions of remaining shares will be auctioned on the stock exchange.

On May 18, 2006, 26,575,961 common shares and 38,572,409 preferred shares arising from the tax benefit were issued as a result of the amortization of the goodwill registered against the special reserve fund originating from the acquisition of Globotel Participações S.A., under the terms of CVM Instruction 319/99 with the share capital represented by 1,639,801,063 common shares and 2,380,010,972 preferred shares, of which 1,700,000 were issued in relation to the Stock Option Plan approved by the special general meeting of April 17, 1997, for offer to executives and other employees of the Company and its subsidiaries and partly paid up. All are nominal contractual shares of no par value.

The share capital could be increased to a limit of R$ 5,000,000 regardless of any amendment to the articles of incorporation in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The articles of incorporation provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

Preferred shares shall be entitled to voting rights exclusively in the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given Shareholders which exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issued at the previously existing proportion between common and preferential shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent fiscal council comprising a minimum of three and a maximum of five members.

Shareholders Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors is made up of eleven (11) effective members and the same number of alternate members, all of which are Shareholders of Net Serviços de Comunicação S.A. and at least one effective member and respective alternate from Globo, four (4) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A’ shares., according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on June 30, 2006, R$ 1.17 (R$ 1.10 on March 31, 2006). The company reported on June 30, 2006, shareholders’ equity of R$ 650,179 and on March 31, 2006, shareholders’ equity was R$ 628,427, and the book value of shares was R$ 0.16.

Special Goodwill Reserve

On December 31, 2005, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 74,269, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on May 18, 2006, the board authorized and ratified a capital increase in the amount of R$ 74,269 by capitalizing the tax benefit resulting from amortization of the differential due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section 8 of the Globotel "Protocol of Incorporation". This benefit was obtained by the subsidiaries Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. during the fiscal year ended December 31, 2005.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6.404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) and then sold to Empresa Brasileira de Telecomunicações S.A. - Embratel.

18. Statement of changes in shareholders’ equity for the period ended on June 30, 2006

	Number of Shares		Share capital			Capital Reserves

	ON	PN	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special Goodwill reserve	Premium on issue of debentures	Accumulated losses	Total

Balances on March 31, 2006	1,613,225	2,341,438	3,474,272	(12,923)	3,461,349	8,702	366,546	54,945	(3,263,115)	628,427
Capital increase through incorporating special reserve fund arising from goodwill	26,576	38,573	74,269	-	74,269	-	(74,269)	-	-	-
Net profits for the quarter	-	-	-	-	-	-	-	-	21,752	21,752

Balances on June 30, 2006	1,639,801	2,380,011	3,548,541	(12,923)	3,535,618	8,702	292,277	54,945	(3,241,363)	650,179

19. Cost of services provided

	Consolidated

	06/30/2006	06/30/2005

Subscription
Program scheduling costs	262,965	229,206
Network materials and maintenance	17,513	11,647
Personnel	46,702	33,673
Pole rental	19,610	19,099
Depreciation	58,628	56,096
Amortization	9,127	11,479
Program schedule guide (TV Guide)	6,556	6,834
Third party (outsourced) service	38,352	22,731
Network electrical power	14,028	13,415
Vehicles	5,972	4,191
Telecommunications	15,940	7,322
ECAD	7,740	6,734
Sales commissions	720	646
Telemar convention	5,216	4,364
Rental of pipelines	2,785	2,516
Other	5,504	8,647

Cost of services rendered	517,358	438,600

20. Financial results

	Parent Company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Income:
Reversal of fines and monetary charges on debt	-	112,010	-	148,498
Interest on loans to subsidiaries and associated companies	11,605	12,146	-	-
Financial investments	2,685	1,908	18,632	(4,232)
Arrears interest on late monthly payments	-	8	4,235	6,157
Price level restatements	426	648	1,049	1,243
Foreign exchange fluctuations	(878)	(1,889)	(2,500)	(399)
Interest on tax credits	388	-	1,164	185
Non cumulative PIS and COFINS taxes	88	(281)	89	(281)
Discounts obtained	2	2	27	46

	14,316	124,552	22,696	151,217

Expenses:
Financial charges on loans and debentures	(56,238)	(94,558)	(57,780)	(97,540)
Financial expenses – Associated Companies	(2,733)	(14,063)	-	(406)
Price level restatements and foreign exchange fluctuations and	282	(839)	23	(25,041)
others
Price level restatements and foreign exchange fluctuations on loans	-	37,295	8,932	49,332
Financial charges on contingencies	2,638	(8,590)	(4,013)	(21,045)
CPMF tax	(1,164)	(5,002)	(8,395)	(11,851)
PIS and COFINS taxes on income	(505)	(33)	(506)	(33)
Earnings (losses) from Hedge/Swap operations	(18,854)	(1,558)	(29,361)	(1,588)
IOF tax on bank current account	10,940	5,963	14,734	5,961
Interest on suppliers and taxes	(28)	(220)	(813)	(1,326)
Discounts extended	-	(1)	(10,428)	(4,163)
Financial assistance in the debt restructuring program	(244)	(44,921)	(236)	(69,284)
Price level restatements and foreign exchange fluctuations on	5	-	2,504	(615)
Program scheduling
Other	(233)	(8,721)	(1,711)	(10,770)

	(66,134)	(135,248)	(87,050)	(188,369)

Net financial expenses	(51,818)	(10,696)	(64,354)	(37,152)

21. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 7,952 for the period ended on June 30, 2006 (R$ 8,435 on June 30, 2005).

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company. Expenses for these benefits accumulated during the period ended on June 30, 2006, totaled R$ 8,080 (R$ 5,179 on June 30, 2005).

Remuneration:

The Company has three complementary remuneration plans as explained below:

(i) Profit sharing plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals. The main targets of this plan are established to achieve certain amounts of cable TV subscribers (weight 25%), and broadband subscribers (weight 25%), operations cash flow generation (weight 25%), and the adequate level of client satisfaction (weight 25%).

(ii) Complementary profit sharing plan offered to a select number of the Company management, directors and managers for the purpose of retaining these employees until at least mid 2006. The provisions for payment of this plan got underway beginning in 2004 and are cumulative until paid off. The new long term incentive plan, based on the changes in the Company goals described above, was immediately implemented for the purpose of maintaining the Company key executive retention policy.

(iii) Additional profit-sharing plan: the Company will remunerate employees of 9 operators marketing Net Fone in the amount of up to one additional monthly salary on reaching the targets for subscribers and cash flow set by the officers and authorized by the board.

In consideration of the goals established, the Management has recorded over the years 2005 (R$ 27,362) and 2006 (R$ 10,823), provisions related to these benefits plans. They are recorded under the heading salaries and social charges and have a balance on June 30, 2006, of approximately R$ 21,200 (R$ 12,800 on March 31, 2006, nearly R$ 4,300 in the long term), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and managers– D&O, in the fulfillment of their duties.

23. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risky assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The carrying amounts of cash and cash equivalents and financial investments approximate their market values.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market value of loans, financing and debentures was calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and book balances of financial instruments are shown below:

	Consolidated 06/30/2006

	Book values	Market value

5th issue debentures	689,570	689,570

	689,570	689,570

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable control of risks. The Company has swap operations, at an initial value in the amount of US$ 13,500 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 15 equal installments and several other swap operations having an initial value in the amount of US$ 35,300 thousand, reflected by the exchange of foreign exchange fluctuations by the DBD, for the purpose of protecting itself from the mismatched effects of these rates. On the six-month period ended June 30, 2006, the company a loss of R$ 29,361 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risks

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and receivable accounts. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a Provision for doubtful accounts receivable in the amount of R$ 25,059 (March 31, 2006 – R$ 29,213) corresponding 24% of the balance of outstanding accounts receivable (29% on March 31, 2006).

Consolidated expenses for doubtful accounts receivable totaled R$ 13,237 on June 30, 2006, and R$ 10,232 on June 30, 2005.

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the Real, although the Company does have equipment vendors pegged to foreign currencies. By April 5, 2006, the Company had financing denominated in US dollars.

The Company’s foreign currency exposure is shown below:

	Consolidated

	06/30/2006	03/31/2006

US dollar pegged debt:
Equipment vendors	11,064	-
Loans and financing	-	82,484
Less:
US dollar denominated financial investments	(726)	(715)

Liability exposure	10,338	81,769

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or SELIC).

The Company’s interest exposure is shown below:

06/30/2006

5th issue debentures	689,570
Local currency, real, denominated investments	(284,458)

Liability exposure	405,112

24. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	06/30/2006	06/30/2005

Offices	3,747	3,616
Poles	22,395	21,615
Information technology outsourcing	14,789	8,854
Customer service center outsourcing	27,888	14,921

25. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

06/30/06

Net Rio S.A.	67,432
Net Campinas Ltda.	14,524
Net Serviços de Comunicação S.A.	2,364
Net Belo Horizonte Ltda.	1,032
Net São Paulo Ltda.	394
Net Piracicaba Ltda.	198
Net São Carlos S.A.	49

85,993

26. Insurance (not reviewed)

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area is shown below:

Area	Main coverage	Maximum annual coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.

51,200
Loss of profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots) Indemnity period = one month

25,000
Liabilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets

2,500
Civil liability of the directors and management	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.

35,000

27. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statue of limitations.

	06/30/2006		03/31/2005

	Income tax	Social Contribution tax	Income tax	Social Contribution tax

Parent Company	1,096,087	1,418,292	1,029,344	1,289,255
Consolidated	3,242,124	3,706,710	3,163,049	3,565,951

28. Cash flow Statements

With the purpose of providing additional information to the market, which will allow a better understanding of the quarterly information, the Company is presenting the consolidated cash flow statements for the periods ended on March 31, 2006 and March 31, 2005, prepared in accordance with the indirect method.

	Parent Company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Cash Flows from operating activities
Net income for the period	28,909	15,366	28,909	15,366
Items which do not affect cash
Equity pickup	(95,516)	(199,557)		-
Net interest and foreign exchange fluctuations	9,076	(9,484)	13,178	545
Interest expenses on loans net of payments	55,834	98,574	57,413	102,643
Loss on hedge instruments	18,854	-	29,361	-
Loss of investment capital	64	100,480		-
Depreciation and amortization	16,633	27,602	94,569	110,944
Interest held in minority shareholdings	-	-	34	97
Deferred income and social contribution taxes	-	-	42,706	32,923
Results from writing off permanent assets
Reversal of fines and monetary charges on debts
	(81)	14,877	3,033	15,403
	-	(111,801)		(148,519)
Provision for contingencies	(23,150)	(11,961)	(34,036)	(8,095)

Variations in assets and liabilities
(Increase) decrease in accounts receivable	(1)	-	(5,771)	(3,806)
(Increase) decrease in inventories and other credits	-	-	(4,022)	(388)
(Increase) decrease recoverable taxes	1,397	227	19,118	982
Decrease dividends received	125,920	254		-
(Increase) decrease in other assets	(7,388)	(214,077)	85,143	(13,100)
(Increase) decrease in prepaid expenses	(838)	41,392	(7,578)	22,033
Increase (decrease) suppliers and program scheduling	8,093	(28,736)	37,308	(9,344)
Increase (decrease) in fiscal obligations	45	(854)	(18,140)	(4,556)
Increase (decrease) in salaries and social charges	1,765	(296)	6,029	(450)
Increase (decrease) in provisions and other accounts payable	(10,001)	(23,719)	(369)	(37,518)

Net Cash (used in) provided by operating activities
	129,615	(301,713)	346,885	75,160

Cash flow from Investment activities
Interest held in companies	(65,000)	-
Acquisition of property, plant and equipment and deferred	(4,802)	(2,851)	(203,153)	(65,824)
charges
Sale of permanent assets	1,134	216,200	467	366

Net cash provided by (used in) Investment activities
	(68,668)	213,349	(202,686)	(65,458)

	Parent Company		Consolidated

	06/30/2006	06/30/2005	06/30/2006	06/30/2005

Cash flow from financing activities
Loans and financing - short term/long term
Incoming	-	200,000	-	200,000
Payments	(64,293)	(678,844)	(149,846)	(842,452)
Related Parties
Incoming	29	63,638	-	-
Payments	(8,402)	(46,205)	-	-
Capital increase and goodwill on the issue of shares	-	582,722	-	582,722

Net cash provided by (used in) finance activities
	(72,666)	121,311	(149,846)	(59,730)

Increase (decrease) in cash and cash equivalents	(11,719)	32,947	(5,647)	(50,028)

Statement of the increase in cash and cash equivalents
At the beginning of the period
At the end of the period	54,812	355	302,756	324,734
	43,093	33,302	297,109	274,706

Increase (decrease) in cash and cash equivalents	(11,719)	32,947	(5,647)	(50,028)

29. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as follows:

	Consolidated

	06/30/2006	06/30/2005

Net income (loss) for the period	28,909	15,366
Income and social contribution taxes	53,960	50,681
Net financial expenses (income)	64,354	37,152
Net non operating expenses (income)	523	13,956
Interest in minority shareholdings	34	97

EBIT	147,780	117,252
Depreciation and amortization	94,569	110,944

EBITDA	242,349	228,196

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 20.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.